

SEC Mail Processing Section NOV 30 2012 Washington DC 401

SECURITIES AND EXCHANGE COMMISSION

12062910

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery	AL	36104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street	Montgomery	AL	36104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman and Chief Operating Officer

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: June 2, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

FINANCIAL STATEMENTS PURSUANT TO SECTION 17 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE SECURITIES ACT AMENDMENTS OF 1975 AND RULE 17a-5 THEREUNDER AS OF SEPTEMBER 30, 2012



JACKSON THORNTON

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

THE FRAZER LANIER COMPANY, INCORPORATED

FINANCIAL STATEMENTS PURSUANT TO SECTION 17 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE SECURITIES ACT AMENDMENTS OF 1975 AND RULE 17a-5 THEREUNDER AS OF SEPTEMBER 30, 2012

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX



JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated at September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 26, 2012

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
(X-17A-5)
AT SEPTEMBER 30, 2012

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash	$ 3,737,567	$ 100	$ 3,737,667
Cash segregated in compliance with federal and other regulations	15		15
Securities owned at market value:			
Stocks and warrants	1,088,612		1,088,612
Property, furniture, equipment, leasehold improvements, and rights under lease agreements - at cost (net of accumulated depreciation and amortization of $1,125,343)		168,298	168,298
Other assets:			
Loans and advances		2,242,998	2,242,998
Miscellaneous		2,412	2,412
Total assets	$ 4,826,194	$ 2,413,808	$ 7,240,002

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Liabilities:			
Accounts payable	$ 169,846		$ 169,846
Income taxes payable	39,470		39,470
Deferred income taxes		$ 353,000	353,000
Deferred revenue	53,195		53,195
Accrued expenses and other liabilities	2,791,560		2,791,560
Total liabilities	$3,054,071	$ 353,000	3,407,071
Stockholders' equity:			
Common stock:			
2,118 shares issued and outstanding			2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares,			
556 shares issued and outstanding			556
Additional paid-in capital			267,107
Retained earnings			3,563,150
Total stockholders' equity			3,832,931
Total liabilities and stockholders' equity			$ 7,240,002

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCE AT SEPTEMBER 30, 2011	$ 2,674	$ 267,107	$ 3,348,142
NET INCOME FOR YEAR ENDED SEPTEMBER 30, 2012			215,008
BALANCE AT SEPTEMBER 30, 2012	$ 2,674	$ 267,107	$ 3,563,150

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF INCOME
(X-17A-5)
FOR THE YEAR ENDED SEPTEMBER 30, 2012

REVENUE:	
Underwriting transactions	$ 5,554,161
Advisory fees	1,637,911
Gain on principal transactions:	
Unrealized	310,966
Interest	78,562
Other income	47,503
Total revenue	7,629,103
EXPENSES:	
Employee compensation and benefits	4,999,103
Communications	100,430
Occupancy and equipment costs	486,327
Promotional costs	505,152
Interest expense	1,915
Regulatory fees and expense	49,810
Other expenses	1,104,888
Total expenses	7,247,625
INCOME BEFORE INCOME TAXES	381,478
INCOME TAX EXPENSE	166,470
NET INCOME	$ 215,008

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2012
Increase (Decrease) in Cash

CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:	
Net income	$ 215,008
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	65,863
Increase in accrued interest income	(5,498)
Gain on disposition of assets	(30,508)
Unrealized gain on securities	(310,966)
Deferred income tax expense	127,000
Decrease in receivables	144,058
Decrease in other assets	1,608
Increase in accounts payable and accrued expenses	810,735
Decrease in income taxes payable	(147,558)
Increase in deferred revenue	53,195
Net cash from operating activities	922,937
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:	
Issuance of note receivable	(250,000)
Principal amounts received on notes receivable, net	125,000
Proceeds from sale of assets	51,250
Purchases of equipment	(47,829)
Advances to officers, net	(10,996)
Net cash used for investing activities	(132,575)
NET INCREASE IN CASH	790,362
CASH AT BEGINNING OF YEAR	2,947,320
CASH AT END OF YEAR	$ 3,737,682
CASH PER STATEMENT OF FINANCIAL CONDITION:	
Cash	$ 3,737,667
Cash segregated in compliance with federal and other regulators	15
Total cash at end of year	$ 3,737,682
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 1,915
Income taxes	189,047

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2012, the Company has a cash balance of approximately $3,522,000 that is uninsured. The Company has not experienced any losses in such accounts.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial. No interest is accrued on accounts receivable.

Underwriting transactions - Revenue includes fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment advisory income - Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2012 consist of the common stock of one publicly traded company with a cost of $90,986.

The Company's securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with the Company's securities, it is at least reasonably possible that these risk factors could materially affect the securities' balances.

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that is based on the valuation inputs used in the fair value measurements. Measurements using quoted prices in active markets for identical assets and liabilities fall within Level 1 of the hierarchy, measurements using significant other observable inputs fall within Level 2, and measurements using significant unobservable inputs fall within Level 3.

Fair values for the investments in marketable securities at September 30, 2012 are based on Level 1 inputs and are determined by reference to quoted market prices in active markets for identical assets.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold or otherwise disposed.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of income if material. With few exceptions, the Company is no longer subject to federal, state, or local income tax examinations by tax authorities for years before 2009.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events - The Company has evaluated events through November 26, 2012, which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2012, have been incorporated into these financial statements.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

NOTE 3 - PROPERTY AND EQUIPMENT:
Furniture, equipment, and leasehold improvements consist of the following:

Leasehold improvements	$ 43,963
Furniture and office equipment	488,342
Automobiles	120,224
Airplane	641,112
	1,293,641
Less: Accumulated depreciation and amortization	1,125,343
Total	$ 168,298

NOTE 4 - LINES OF CREDIT - BANK:
The Company has a $750,000 revolving line of credit with Sterling Bank under which no draws were outstanding at September 30, 2012. The variable rate line of credit bears interest at the Bank's prime floating rate with a minimum rate of 4.0%. The effective rate at September 30, 2012 was 4.0%. The line of credit is secured by certain Company investment securities with a market value of $367,350 at September 30, 2012. The line of credit expires August 2013.

The Company has a $5,000,000 revolving line of credit with the National Bank of South Carolina under which no draws were outstanding at September 30, 2012. The variable rate line of credit bears interest at the Bank's prime floating rate with a minimum rate of 5.0%. The effective rate at September 30, 2012 was 5.0%. The line of credit is secured by municipal securities returned to the Bank's Depository Trust Company account. The line of credit expires July 2013.

NOTE 5 - LEASES:
The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. The lease agreement expires on September 30, 2013. Rental expense amounted to $142,478 for 2012. The future minimum lease payments under this sublease are expected to be $140,460 per year for the year ending September 30, 2013.

NOTE 6 - SUBORDINATED LIABILITIES:
At September 30, 2012, the Company had no liabilities subordinated to the claims of general creditors.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

NOTE 7 - INCOME TAXES:
Net deferred tax liabilities consist of the following components as of September 30, 2012:

Deferred tax liabilities:	
Marketable securities	$ 368,000
Deferred tax assets:	
Furniture, equipment, and leasehold improvements	(1,000)
Accrued expenses	(1,000)
Contribution carryforward	(13,000)
Net deferred tax liability	$ 353,000

The provision for corporate income taxes for the year ended September 30, 2012 consists of the following:

Deferred income tax expense	$ 127,000
Current income tax expense:	
Federal	33,250
State	6,220
Total income tax expense	$ 166,470

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2012 primarily due to nondeductible expenses.

NOTE 8 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2012 was $66,074.

NOTE 9 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2012, the Company had net capital and net capital requirements of $1,212,271 and $250,000 respectively. The Company's percentage of aggregate indebtedness to net capital was 252%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

NOTE 10 - RECEIVABLES FROM RELATED PARTIES:
At September 30, 2012, loans and advances include $2,150,467 from officers and employees. This amount includes an unsecured $1,880,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest computed monthly at the lower of the prime lending rate or 4.0% through September 30, 2013, with the balance due October 1, 2014. The interest rate at September 30, 2012 was 3.25%. The interest earned on related party receivables during the year ended September 30, 2012 was $70,877.

NOTE 11 - CONCENTRATIONS OF CREDIT RISK:
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2012

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$3,832,931
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	2,413,808
Total deductions and/or charges	2,413,808
Other additions and/or allowable credits:	
Deferred tax liability	101,721
Net capital before haircuts on securities positions	1,520,844
Haircuts on securities:	
Marketable investments	168,094
Undue concentration	140,479
Total haircuts on securities	308,573
Net capital	$1,212,271

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$3,054,071
Total aggregate indebtedness	$3,054,071
Percentage of aggregate indebtedness to net capital	252%

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2012

CREDIT BALANCES:	
Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE
RESERVE COMPUTATION:	
Excess of total credits over total debits	
105% of total credits over total debits	
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposit	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2012 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AS OF SEPTEMBER 30, 2012

	FOCUS - PART II QUARTER ENDED SEPTEMBER 30, 2012	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT SEPTEMBER 30, 2012
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity from statement of financial condition	$ 3,892,336	$ (59,405)	$ 3,832,931
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	2,362,386	51,422	2,413,808
Other deductions and/or charges	20,000	(20,000)	
Total deductions and/or charges	2,382,386	31,422	2,413,808
Other additions and/or allowable credits:			
Deferred tax liability	104,868	(3,147)	101,721
Net capital before haircuts on securities positions	1,614,818	(93,974)	1,520,844
Haircuts on securities:			
Marketable investments	168,094		168,094
Undue concentration	143,747	(3,268)	140,479
Total haircuts on securities	311,841	(3,268)	308,573
Net capital	$ 1,302,977	$ (90,706)	$ 1,212,271
COMPUTATION OF AGGREGATE INDEBTEDNESS:			
Total aggregate indebtedness liabilities from statement of financial condition	$ 2,961,406	$ 92,665	$ 3,054,071
Total aggregate indebtedness	$ 2,961,406	$ 92,665	$ 3,054,071
Percentage of aggregate indebtedness to net capital	227%	25%	252%

The adjustments are due to an adjustment to nonallowable receivables, elimination of excess insurance deductible, and adjustments for income taxes payable and accrued expenses recorded after preparation of Focus report.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
(X-17A-5)
AS OF SEPTEMBER 30, 2012

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2012

AGREED-UPON PROCEDURES

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com



MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2011 to September 30, 2012, which were agreed to by the Frazer Lanier Company, Incorporated's (the Company) Board of Directors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and management, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2012 with the amounts reported in Form SIPC-7 for the period from October 1, 2011 to September 30, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. There was no overpayment applied to the current assessment computed on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 26, 2012

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020267 FINRA SEP
THE FRAZER LANIER COMPANY
PO BOX 5190
MONTGOMERY AL 36103-5190

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17,980.12

B. Less payment made with SIPC-6 filed (exclude interest) (9,554.20)

4-27-2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,425.92

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,425.92

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,425.92

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Frazer Lanier Company Incorporated
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 1st day of November, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,629,103
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	310,965
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Over $62,000 is interest paid to Firm on officer note (Deductions in excess of $100,000 require documentation)	126,066
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	437,031
2d. SIPC Net Operating Revenues	$ 7,192,072
2e. General Assessment @ .0025	$ 17,980.12 (to page 1, line 2.A.)

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2012

INDEPENDENT AUDITORS' REPORT ON
THE INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com



MONTGOMERY, ALABAMA

Dothan
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In planning and performing our audit of the financial statements of The Frazer Lanier Company, Incorporated (the Company) as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 26, 2012